THE LIFE INSURANCE COMPANY OF VIRGINIA
                             GUARANTEE ACCOUNT RIDER


This rider adds a Guarantee Account as described below. Subject to the provisions of this rider, you may allocate premium payments to the Guarantee Account. You may also transfer amounts between the Guarantee Account and the Investment Subdivisions of the Separate Account.

The Account Value of the Policy includes:

       o the Account Value allocated to the Investment Subdivisions of the Separate Account;

       o   the Account Value allocated to the Guarantee Account; and

       o   the Account Value held in the General Account to secure Policy Debt.

This rider is effective on the Policy Date unless a different effective date is shown in the policy data pages.

The Guarantee Account
Amounts allocated to the Guarantee Account become part of the General Account. The General Account consists of the assets owned by us other than those allocated to our Separate Accounts. Subject to applicable law, we have sole discretion over the investment of the assets of the General Account. Such assets may be chargeable with liabilities arising out of any business we may conduct.

You may elect to allocate premiums to the Guarantee Account, to Investment Subdivisions of the Separate Account as described in the Policy, or to a combination of both. The maximum number of Investment Subdivisions shown in the policy data page includes the Guarantee Account. Any allocation of premium to the Guarantee Account will take effect immediately regardless of policy provisions relating to allocation during the initial investment period, if any. You may also transfer amounts from the Guarantee Account to the Investment Subdivisions of the Separate Account, or from the Investment Subdivisions of the Separate Account to the Guarantee Account. (See Transfers below.)

Account Value of the Guarantee Account
We will credit interest on amounts allocated to the Guarantee Account. Each allocation may be credited with a different interest rate. The guaranteed minimum interest rate is 4% per year. We may credit a higher interest rate, in a manner we determine. Any such interest rate determination will apply for one year (the interest rate guarantee period).

A monthly deduction for the cost of insurance will be made against the Account Value allocated to the Guarantee Account. (See the Monthly Deduction provision in the Policy.)


Transfers
You may transfer amounts between the Guarantee Account and Investment Subdivisions of the Separate Account. Transfers will be effective as of the end of the Valuation Period during which we receive your request at our Home Office.

With respect to transfers between the Guarantee Account and the Investment Subdivisions of the Separate Account, we reserve the right to impose the following restrictions:

      o For each allocation to the Guarantee Account, you have 30 days following the end of its interest rate guarantee period to transfer to the Investment Subdivisions of the Separate Account. We may limit the amount which may be transferred from the Guarantee Account. We will not limit it to less than 25% of the original allocation, plus any accrued interest on that allocation remaining in the Guarantee Account.

      o No transfers from any Investment Subdivision of the Separate Account to the Guarantee Account may be made during the six month period following the transfer of any amount from the Guarantee Account to any Investment Subdivision of the Separate Account.

In all other respects, the rules and charges applicable to transfers between the Investment Subdivisions of the Separate Account as described in the Policy will apply to transfers involving the Guarantee Account.

Surrenders, Partial Surrenders and Loans
Any policy provisions regarding surrenders, partial surrenders and loans are not affected by this rider, with the following exceptions:

With regard to partial surrenders or loans, you may specify whether the amounts should be taken from the Guarantee Account or the Investment Subdivisions of the Separate Account. If you do not, we will take the amount of the partial surrender or loan first from the Investment Subdivisions of the Separate Account on a pro-rata basis, in proportion to the Account Value in each Investment Subdivision of the Separate Account. Any amount remaining will be taken from the Guarantee Account. Amounts taken from the Guarantee Account will come from the amounts which have been in the Guarantee Account for the longest period of time.

We reserve the right to defer payment of any amounts from the Guarantee Account for up to six months. We will not defer if the law requires us to pay earlier, or if the amount payable is to be used to pay premiums on policies with us.



For THE LIFE INSURANCE COMPANY OF VIRGINIA



                                                 /s/PAUL E. RUTLEDGE III
                                                 ------------------------
                                                    President